# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UY Scuti Acquisition Corp., CIK 0002036973
CUSIP: G93Y0A104
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 39 East Broadway, Suite 603, New York, New York (NY), 10002
Date of event which requires filing of this statement: 08/15/2025
Amends the filing with accession number 0001829126-25-002657
Filed by CIK 0002063725
Persons authorized to receive notices and communications: UY Scuti Acquisition Corp., 39 East Broadway, Suite 603, New York, New York (NY), 10002, (412)-947-0514

## Reporting persons
- UY Scuti Investments Ltd (CIK 0002063725): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,448,348; shared voting power 0; sole dispositive power 1,448,348; shared dispositive power 0; aggregate amount beneficially owned 1,448,348 (18.91% of the class)
  Comment: (1) Consists of (i) 240,848 ordinary shares underlying the private placement units held directly by UY Scuti Investments Limited and (ii) 1,207,500 ordinary shares held directly by UY Scuti Investments Limited. (2) Based on 7,658,348 ordinary shares deemed to be outstanding, including (i) 5,750,000 ordinary shares (including ordinary shares underlying issued and outstanding public units), (ii) 1,437,500 ordinary shares initially issued as founder shares, (iii) 240,848 ordinary shares underlying the private placement units held by UY Scuti Investments Limited, and (iv) 230,000 ordinary shares issued to the representative of the underwriters in the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on April 1, 2025 (the "Final Prospectus").

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: UY Scuti Acquisition Corp.
Address of issuer's principal executive offices: 39 East Broadway, Suite 603, New York, New York (NY), 10002

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by UY Scuti Investments Limited, a British Virgin Islands exempted company (the "Sponsor" or the "Reporting Person").
Residence or business address: The address of the principal place of business for UY Scuti Investments Limited is Mandar House, 3rd Floor Johnson's Chut, Tortola, British Virgin Islands.
Present principal occupation or employment: The Sponsor's principal business is to act as a private investor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a British Virgin Islands company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of the Original Schedule 13D is hereby incorporated by reference into this Item 3, as applicable. The Sponsor utilized working capital funds to acquire the securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The following amends the information set form in Item 4 of the Original Schedule 13D to include the following information. Effective as of August 15, 2025, an aggregate of 230,000 shares has been transferred from the Sponsor to the Issuer's directors and officers without consideration.

As previously reported on the Original Schedule 13D, the equity securities of the Issuer owned by the Reporting Person were acquired for investment purposes and the Reporting Person may make further acquisitions of the Issuer's securities from time to time and, subject to certain restrictions, may dispose of any or all of such securities held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person and its representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer's board of directors, members of the Issuer's management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, or purchasing additional ordinary shares or rights.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended as follows:
(a) and (b) As of the date of this Amended Schedule 13D, the Sponsor directly beneficially owns 1,448,348 Ordinary Shares (collectively, the "Sponsor Shares"). Sponsor Shares represent approximately 18.91% of the 7,658,348 Ordinary Shares that are deemed to be outstanding following the Issuer's IPO (including the exercise of the over-allotment option).
Number of shares as to which each person has sole or shared power to vote or dispose:
a) Amount beneficially owned: Amount 1,448,348 Percentage 18.91%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: Amount 1,448,348 Percentage 18.91%
ii. Shared power to vote or to direct the vote: Amount 0 Percentage 0%
iii. Sole power to dispose or to direct the disposition of: Amount 1,448,348 Percentage 18.91%
iv. Shared power to dispose or to direct the disposition of: Amount 0 Percentage 0%
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the ordinary shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 of this Amended Schedule 13D and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amended Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- UY Scuti Investments Ltd: /s/ Guojian Zhang, Guojian Zhang (08/21/2025)